Exhibit 21.1

List of Subsidiaries

The following is a list of subsidiaries of Monitronics International, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized, as of December 17, 2019. The list does not include dormant subsidiaries or subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Subsidiary	Jurisdiction of Formation
Monitronics Canada, Inc.	Delaware
MI Servicer LP, LLC	Delaware
MIBU Servicer, Inc.	Delaware
Monitronics Security LP	Delaware
Monitronics Funding LP	Delaware
Platinum Security Solutions, Inc.	Delaware
Security Networks LLC	Florida
LiveWatch Security, LLC	Delaware